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Sehrish Siddiqui
phone:	(901) 543-5979
fax:	(877) 521-2816
e-mail:	ssiddiqui@bassberry.com
July 1, 2010
VIA EDGAR
Kevin Rupert
United States Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041

Re:	Triangle Capital Corporation’s Explanation to filing of Post-effective Amendment No. 6 to its Registration Statement on Form N-2 filed June 9, 2010, File No. 333-151930
Dear Kevin:
     As a follow up to our conversation on June 30, 2010, please find below an explanation to the filing of Triangle Capital Corporation’s (the “Company”) Post-effective Amendment No. 6 to its Registration Statement on Form N-2, File No. 333-151930, filed via EDGAR as a POS 8C filing on June 9, 2010 (the “Registration Statement”).
     The Company filed the Registration Statement to update its financial information pursuant to Item 34(4) of Form N-2. Additionally, the Company revised the Registration Statement to update material since its last POS 8C filing on April 13, 2009. This material includes, among other items, the results of the Company’s 2010 Annual Meeting of Stockholders, the formation and SBIC licensure of Triangle Mezzanine Fund II LP, and revised disclosure pursuant to recent rule amendments promulgated under the Securities and Exchange Act of 1934.
     Please contact us at the information above for any questions or comments. We look forward to hearing from you.

Sincerely,
/s/ Sehrish Siddiqui
Sehrish Siddiqui

bassberry.com